press release

ArcelorMittal publishes convening notice for Extraordinary General Meetings of shareholders

Luxembourg, 12 April 2018 - ArcelorMittal has published a convening notice for its Extraordinary General Meeting of shareholders, which will be held on 16 May 2018 at 11.00 a.m. CET at the company’s registered office, 24-26, Boulevard d’Avranches, L-1160 in Luxembourg.

The sole proposal to the Extraordinary General Meetings of shareholders is to change the currency of the share capital from Euro to US dollar.

The ArcelorMittal shareholders entitled to vote at the Extraordinary General Meeting will be those who are shareholders on the record date of 2 May 2018 at midnight (24:00 hours) CET.

The convening notice, the amended draft of the articles of association, the voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/investors/equity-investors/shareholders-meetings/meetings-archive/2018 under “Investors – Equity investors – Shareholders’ meetings – Extraordinary General Meeting 16 May 2018” from 12 April 2018. Shareholders may obtain, free of charge, the amended draft of the articles of association at ArcelorMittal's registered office, by calling +352 4792 3198, or by emailing privateinvestors@arcelormittal.com

The proposed change to the Articles of Association is to change the currency of the share capital of the Company from Euro into US Dollar. ArcelorMittal prepares its consolidated financial information in U.S. dollar and the ArcelorMittal parent company applies U.S dollar as its functional currency. In order to simplify the reporting process, including the translation of the tax losses from euro to U.S. dollar and the filing of a tax return in U.S. dollar, it is proposed to translate the share capital from euro to U.S. dollar.